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Margaret E. Tahyar

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4379 tel 212 450 5379 fax margaret.tahyar@davispolk.com

CONFIDENTIAL TREATMENT REQUESTED UNDER THE FREEDOM OF INFORMATION
ACT AND APPLICABLE REGULATIONS OF SECURITIES AND EXCHANGE COMMISSION

July 6, 2010

Mr. Marc Thomas
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-4561

Dear Mr. Thomas:

We represent ICICI Bank Limited (“ICICI”), a Securities and Exchange Commission-registered foreign private issuer.  On June 23, 2010, ICICI received a review letter from the Commission concerning its Form 20-F for the fiscal year ended March 31, 2009 (the “Review Letter”).  The Review Letter requests that ICICI revise and supplement certain disclosures made in its Form 20-F and that ICICI respond to the Review Letter within ten business days.

ICICI is working diligently to comply with the Review Letter.  As discussed on our call of July 1, 2010, however, it will take ICICI several weeks to take all actions requested by the Review Letter.  Accordingly, we request that ICICI be permitted to respond to the Review Letter by July 30, 2010.

We request confidential treatment of this letter, in accordance with applicable laws and regulations of the Commission.

Please contact me at (212) 450-4379 if you have any questions about this matter.

Sincerely,

/s/ Margaret Tahyar

Margaret Tahyar

CC:      Anindya Banerjee, ICICI Bank Limited